SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023

OVERVIEW AND INTRODUCTORY COMMENT

Silver North Resources Ltd. (formerly Alianza Minerals Ltd.) (“Silver North” or the “Company”) has made significant new silver discoveries in the famous Keno Hill District in the Yukon, Canada, namely our Haldane and Tim properties.  The Company is ideally positioned to further prove out and expand these discoveries, a stage of the mining development curve traditionally associated with the largest potential value increases.  The Company is listed on the TSX Venture Exchange (the “Exchange”) under the trading symbol “SNAG”.

This MD&A is dated February 26, 2024 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars. The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the three months ended December 31, 2023 and the Company’s audited consolidated financial statements for the year ended September 30, 2023 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR+ at www.sedarplus.ca, and/or on the Company’s website at https://silvernorthres.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

Tim, Yukon, Canada

On December 5, 2023, the Company amended the option agreement with Coeur Exploration Canada, Ltd., a wholly owned subsidiary of Coeur Mining Inc. (“Coeur”) for Coeur to acquire the road-accessible Tim property located in southern Yukon. Exploration at Tim property is targeting high-grade silver-lead mineralization similar to that at Coeur’s at its Silvertip operation, located 19 kilometres south of the Tim property.

Coeur can earn an initial 51% interest in the Tim property by completing item numbers 1 to 7 per the table below:

	Date/Period	Expenditures	Option Payment
1	On the Effective Date	None	$10,000 (received)
2	On or before 1st anniversary of the Class 1 Notification Date	$50,000 (completed)	$15,000 (received)
3	On or before 2nd anniversary of the Class 1 Notification Date	-	$25,000 (received)
4	By December 31, 2023	-	$50,000 (received)
5	By December 31, 2024	$700,000	$75,000
6	By December 31, 2025	$1,100,000	$100,000
7	By December 31, 2026	$1,353,073	$100,000
8	By December 31, 2027	-	$100,000
9	On or before the 8th anniversary of the Class 1 Notification Date	-	$100,000

(*) Class 1 Notification Date is December 16, 2020.

As further consideration for the agreed upon amendments, Coeur agreed to make a one-time payment of $50,000 to the Company on or before December 31, 2023 (received January 4, 2024).

After earning an initial 51% interest in the property, to increase its interest to 80%, Coeur must finance a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as completing item numbers 8 and 9 per the table above.

With the receipt of the exploration permit for Tim, Coeur is currently planning a drilling program to test high grade silver mineralization identified in trenching and its potential to continue to depth, possibly reflected by an EM conductive anomaly coincident with the downdip projection of this mineralization. Exploration is targeting CRD-style mineralization similar to that hosting Coeur’s Silvertip Mine, 19 km south of Tim.

During the three months ended December 31, 2023, Coeur was invoiced $9,750 (subsequently received) for reimbursements related to the Tim property.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

The Company completed a non-brokered private placement in two tranches closing October 19, 2023 and December 28, 2023 by issuing 2,700,000 non-flow-through units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $540,000 and 2,300,000 flow-through shares (“FT Share”) at a price of $0.20 per FT Share for gross proceeds of $460,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.30. Under the residual value approach, $12,000 was assigned to the warrant component of the Units. In connection with the financing, the Company paid $24,640 in cash finder’s fees and issued 123,200 finder’s warrants, each of which is exercisable into one common share at a price of $0.20 for a period of 36 months. The value of the finder’s warrants was determined to be $16,293 and was calculated using the Black-Scholes option pricing model. The Company incurred additional share issue costs of $61,205 in connection with this financing.

The proceeds of the flow-through shares are spent on Canadian Exploration Expenditures as defined in the Income Tax Act, Canada. The proceeds of non-flow-through units are used for the Company’s working capital, general corporate expenses and to undertake further early stage exploration in certain USA and Canada properties, and for generating new projects.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2024. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at December 31, 2023, the Company had working capital deficiency of $43,976 (September 30, 2023 – $683,757). As at December 31, 2023, $412,134 was held in cash (September 30, 2023 - $135,203). The total increase of $276,931 was due to: (a) the net proceeds from share issuances of $888,370; while being offset by (b) operating activities of $540,471; and (c) exploration and expenditures assets expenditures net of recoveries of $70,975.

Operations

For the three months ended December 31, 2023 compared with the three months ended December 31, 2022:

The Company recorded a net loss for the three months ended December 31, 2023 of $174,487 (loss per share - $0.00) compared to a loss of $152,161 (loss per share - $0.00) for the three months ended December 31, 2022.

The Company’s general and administrative expenses amounted to $186,854 (2022 - $137,358), an increase of $49,496. The change in the expenses was mainly due to changes in: (a) investor relations and shareholder information (2023 - $141,162; 2022 - $43,962) as the Company has been active in promoting to its shareholders and potential investors regarding the Company’s operating activities as well as its exploration programs on its properties; while being offset by (b) accounting and legal fees (2023 - $18,306; 2022 - $39,178); and (c) wages, benefits and consulting fees (2023 - $8,884; 2022 - $31,182) as the Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

The other major item for the three months ended December 31, 2023, compared with December 31, 2022, was:

•Loss on sale of marketable securities of $Nil (2022 - $32,788).

SIGNIFICANT RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	Short-term employee benefits	Post- employment benefits	Other long- Term benefits	Termination benefits	Share- based payments	Total
Jason Weber Chief Executive Officer, Director	$ 40,500	$ Nil	$ Nil	$ Nil	$ Nil	$ 40,500
Rob Duncan VP of Exploration	$ 14,224	$ Nil	$ Nil	$ Nil	$ Nil	$ 14,224

		Three months ended			Balance due
	Services	December 31, 2023	December 31, 2022		As at December 31, 2023	As at September 30, 2023
Amounts due to:
Jason Weber	Consulting fee	$40,500		$40,500	$68,153	$56,700
Rob Duncan	Consulting fee	$14,224		$37,500	$26,560	$49,679
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$50,000		$52,500	$595,894 (b)	$527,644 (b)
Mark Brown	Expenses reimbursement	$6,250	$	Nil	$6,250	$3,082
TOTAL:		$110,974		$130,500	$696,857	$637,105

(a)The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b)Includes a $79,215 advance (September 30, 2023 - $63,465) that is non-interest bearing without specific terms of repayment.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totaling approximately $766,000 had been levied. Of this amount, $563,000 relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR January 29, 2024 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Silver North. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at December 31, 2023:

	Issued and Outstanding
	December 31, 2023	February 26, 2024

Common shares outstanding	36,877,994	36,877,994
Stock options	2,006,000	2,006,000
Warrants	2,437,860	2,437,860
Finder’s warrants	123,200	123,200
Fully diluted common shares outstanding	41,445,054	41,445,054

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Person as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Silver North and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.